Ex 99.7
FOR:	INTERPOOL, INC.

FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon Chief Financial Officer (212) 916-3284

Morgen-Walke Associates: Gordon McCoun, Jennifer Angell Media contacts: Shannon Stevens (212) 850-5600

INTERPOOL, INC. REPORTS 3RD QUARTER 2000 RESULTS

- Net Income rises 83% to $11.1 Million, or $0.40 Per Diluted Share —Revenue Increases 21% to $69.1 Million -

PRINCETON, NJ, November 2, 2000 — Interpool, Inc. (NYSE:IPX) reported today net income for the third quarter ended September 30, 2000 of $11,080,000, or $0.40 per diluted share, compared with net income of $6,071,000, or $0.22 per diluted share, for the same period in 1999. Revenues during the third quarter of 2000 increased by 21% to $69,103,000, from $56,939,000 in the third quarter of 1999. Operating income was $30,089,000 in the quarter versus $19,884,000 for the same period last year.

Net income before non-recurring and extraordinary gains for the nine months of 2000 was $30,500,000, or $1.11 per diluted share, compared with net income of $21,053,000, or $0.74 per diluted share, for the same period in 1999. Revenues for the first nine months of 2000 were $196,348,000, as compared to $157,664,000 in the same period last year. Operating income in the period was $82,692,000 versus $63,701,000 reported last year.

Earnings for the nine months of 2000 included an after-tax gain of $840,000, or $0.03 per diluted share, related to the retirement of $11,200,000 in senior unsecured notes. Also, earnings for the nine months of 2000 included an after-tax gain of $660,000, or $0.02 per diluted share, resulting from a one-time cumulative effect of change in accounting principle as recently required by the Securities and Exchange Commission. Including these items, net income for the 2000 nine-month period was $32,000,000, or $1.16 per diluted share.

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Interpool 3Q00	November 2, 2000	Page 2

Revenues and pre-tax profits from Interpool’s containers and chassis operating leases showed strong growth year-over-year due to increases in the size of the fleets, and continued strong fleet utilization. Operating lease revenues grew 27% from last year, while pre-tax profits from operating leases increased by 51%. The Company’s container operating lease fleet at the end of the third quarter was approximately 368,000 TEUs (twenty-foot-equivalent units), up from 277,000 TEUs at the end of the 1999 third quarter and up from 340,000 TEUs at the end of the 2000 second quarter. The chassis operating lease fleet at September 30th was 96,000, up from 80,000 last year and up from 93,000 at the end of the previous quarter. Utilization of the container fleet for the 2000 third quarter was 99%, which was consistent with the first and second quarters of this year, but up slightly from 98% in the 1999 third quarter. Chassis utilization remained level with the second quarter at 97%, but increased from 93% in the third quarter of 1999.

As previously disclosed on October 24, 2000, Interpool announced that it has completed the acquisition of the North American Intermodal Division of Transamerica Leasing, Inc., a subsidiary of Transamerica Finance Corporation and AEGON N.V. (NYSE:AEG), for approximately $672 million. In the transaction, Interpool acquired approximately 70,000 chassis, 23,000 rail trailers and 19,000 domestic containers, generating annual revenue of approximately $165 million. Following the acquisition, Interpool owns approximately 165,000 chassis, 26,000 rail trailers and 24,000 domestic containers.

Martin Tuchman, Chairman and Chief Executive Officer, commented: “We are extremely pleased with the strong performance of our container and chassis leasing business and the continued growth of our finance leases. The Company’s container business continues to experience strong demand in the Far East, and we have seen a modest improvement in prices since the end of 1999. Orders for new chassis equipment remain at high levels, and we continue to receive favorable rates for our chassis leases.”

Mr. Tuchman continued: “The acquisition of Transamerica’s North American intermodal business further strengthens our already successful chassis operations and positions us for continued future growth. With the acquisition, we substantially expand the customer base that utilizes our proprietary Poolstat chassis management software system to now include the rail industry. We believe this will benefit our existing customers by increasing the utilization of the Poolstat fleet and by growing the size of the equipment base available to meet their logistical needs. Additionally, the broadened management and customer service teams should result in a further strengthening of our customer service offerings.”

Mr. Tuchman concluded: “As we look into the fourth quarter and 2001, we are optimistic about the prospects for our business and the opportunities available in integrating the Transamerica assets and organization. Overall, we expect to continue double digit growth from a combination of internal expansion and from the recently acquired Transamerica businesses. Furthermore, we are dedicated to reducing our outstanding debt to more traditional levels.”

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Interpool 3Q00	November 2, 2000	Page 3

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from 30 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

— TABLES FOLLOW —

INTERPOOL, INC. CONSOLIDATED STATEMENT OF INCOME (In thousands, except amounts per share) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2000	1999	2000	1999
REVENUES	$69,103	$56,939	$196,348	$157,664
LEASE OPERATING AND ADMINISTRATIVE EXPENSES	21,470	21,403	63,687	51,926
DEPRECIATION AND AMORTIZATION OF LEASING EQUIPMENT	16,911	14,513	48,625	40,064
OTHER (INCOME)/EXPENSE, NET	633	1,139	1,344	1,973

EARNINGS BEFORE INTEREST AND TAXES	30,089	19,884	82,692	63,701
INTEREST EXPENSE, NET	17,559	13,163	46,842	40,648

INCOME BEFORE TAXES, CHANGE IN ACCOUNTING PRINCIPLE
AND EXTRAORDINARY GAIN	12,530	6,721	35,850	23,053
PROVISION FOR INCOME TAXES	1,450	650	5,350	2,000

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE
AND EXTRAORDINARY GAIN	$11,080	$6,071	$30,500	$21,053
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
NET OF APPLICABLE TAXES OF $440 (1)	—	—	660	—
EXTRAORDINARY GAIN ON RETIREMENT OF DEBT,
NET OF APPLICABLE TAXES OF $560 (2)	—	—	840	—

NET INCOME	$11,080	$6,071	$32,000	$21,053

INCOME PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING PRINCIPLE AND EXTRAORDINARY GAIN:
BASIC	$0.40	$0.22	$1.11	$0.76
DILUTED	$0.40	$0.22	$1.11	$0.74
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (1):
BASIC	N/A	N/A	$0.02	N/A
DILUTED	N/A	N/A	$0.02	N/A
EXTRAORDINARY GAIN ON RETIREMENT OF DEBT (2):
BASIC	N/A	N/A	$0.03	N/A
DILUTED	N/A	N/A	$0.03	N/A
NET INCOME PER SHARE:
BASIC	$0.40	$0.22	$1.17	$0.76
DILUTED	$0.40	$0.22	$1.16	$0.74
WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	27,421	27,580	27,421	27,574
DILUTED	27,945	27,900	27,596	28,458
(3)	Represents a change in the Company’s accounting for its maintenance and repairs expense from an accrual to cash basis, in accordance with the recent Securities and Exchange Commission requirement.

(4)	Represents gain on retirement of $8.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $3.0 million face value of Interpool, Inc. 7.35% Notes due August 1, 2007.

— TABLES CONTINUE —

INTERPOOL, INC. CONSOLIDATED BALANCE SHEET (In thousands) (Unaudited)

	September 30, 2000	December 31, 1999
ASSETS
Cash and short-term investments and marketable securities	$352,164	$207,626
Accounts and notes receivable, net	36,613	31,837
Net investment in direct financing leases	185,815	164,394
Other receivables, net	84,154	52,437
Revenue producing equipment, net	948,451	876,067
Other assets	119,205	110,898

TOTAL ASSETS	$1,726,402	$1,443,259

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$71,811	$47,907
Income taxes	23,632	18,995
Deferred income	550	618
Debt and capital lease obligations	1,222,676	998,228
Capital securities	75,000	75,000
Minority interest	1,858	1,144
Stockholders’ equity	330,875	301,367

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,726,402	$1,443,259

INTERPOOL, INC. BUSINESS OPERATIONS BREAKDOWN (In thousands) (Unaudited)

	REVENUES		PRETAX PROFIT/(LOSS)
	Three Months Ended September 30,		Three Months Ended September 30,
	2000	1999	2000	1999
OPERATING LEASE BUSINESS	$52,789	$41,448	$14,924	$9,909
FINANCE LEASE BUSINESS	4,465	2,942	1,257	854
OTHER OPERATIONS	11,562	12,425	(604)	(765)
CORPORATE/INVESTMENT DIVISION	5,272	2,645	(3,047)	(3,277)
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